

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2025

Marshall Woodworth
Chief Financial Officer
MetaVia Inc.
545 Concord Avenue, Suite 210
Cambridge, MA 02138

      Re: MetaVia Inc.
          Form 10-K for Fiscal Year Ended December 31, 2024
          File No. 001-37809

Dear Marshall Woodworth:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences